Filed by Advanced Fibre Communications, Inc.pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.

Commission File No. 333-116794

This filing relates to the proposed merger between a wholly owned subsidiary of Tellabs, Inc. and Advanced Fibre Communications, Inc. (“AFC”), pursuant to an Agreement and Plan of Merger, dated as of May 19, 2004, as amended and restated as of September 7, 2004 (the “Merger Agreement”). The Merger Agreement was filed by AFC under cover of a Current Report Form 8-K on September 8, 2004 and is incorporated by reference into this filing.

NOTICE TO INVESTORS, PROSPECTIVE INVESTORS AND THE INVESTMENT COMMUNITY—CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements in this filing regarding the proposed merger of Tellabs, Inc. and Advanced Fibre Communications, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are “forward-looking statements.” Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause either company’s actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Either company’s actual future results could differ materially from those predicted in such forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this filing are premised include: (a) receipt of regulatory and stockholder approvals without unexpected delays or conditions; (b) timely implementations and execution of merger integration plans; (c) retention of customers and critical employees; (d) economic changes impacting the telecommunications industry; (e) successfully leveraging Tellabs/Advanced Fibre Communications’ comprehensive product offering to the combined customer base; (f) the financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies; (g) the impact of customer and vendor consolidation; (h) successfully introducing new technologies and products ahead of competitors; (i) successful management of any impact from slowing economic conditions or customer demand; and (j) protection and access to intellectual property, patents and technology. In addition, the ability of Tellabs/Advanced Fibre Communications to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Tellabs/Advanced Fibre Communications, and other risks and uncertainties described from time to time in Tellabs/Advanced Fibre Communications’ public filings with the Securities and Exchange Commission. Tellabs and Advanced Fibre Communications disclaim any intention or obligation to update or revise any forward-looking statements.

This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. plans to file with the Securities and

Exchange Commission an amendment to its Registration Statement on Form S-4, and Advanced Fibre Communications, Inc. expects to mail a Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Advanced Fibre Communications, Inc., and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus when it becomes available.

* * *

[Material Made Available to Advanced Fibre Communications’ Employees]

“Tellabs and AFC Amend Merger Terms”

Employee Frequently Asked Questions (FAQs)

1.	How did we arrive at these new terms?
First, let us reiterate that we remain convinced that the joining of AFC and Tellabs has significant strategic value to both companies and their employees. The expanded resources and broadened portfolio of the combined company will enable us to more effectively compete in today’s marketplace, ensuring the successful delivery of leading-edge technologies such as our FTTP solution, FiberDirectSM, to the global marketplace.

However, in light of the changing market conditions since May, our financial prospects over the near and longer term and our execution risks on some of our major new development projects like FTTP, we were convinced that the transaction would not be completed on the previously announced terms. There obviously were tough negotiations that went into this, and we conducted an extensive review of the Company’s business. Accordingly, our board of directors carefully evaluated our strategic alternatives and concluded that this revised agreement is most likely to yield the greatest benefit to our stockholders and employees.

2.	Why did AFC and Tellabs change the original agreement?
Following the announcement of our Q2’04 results, Tellabs’ board of directors requested Tellabs management to conduct a further review and analysis of our business and financial outlook. Based on our subsequent discussions, we did not believe that the transaction could be completed on the previously announced terms. Our board of directors concluded that the benefits of this revised transaction made it the best alternative for our stockholders and employees.

3.	Do we have to re-submit a new filing with the SEC? The two companies will submit an amended filing to the SEC, incorporating the revised merger terms.

4.	Has the close date been pushed out? If so, what is the new expected close date?
The timing of the closing will depend on how long it takes the SEC to complete its review of the proxy statement. We expect the deal to close by year-end.

5.	Why is John Schofield no longer joining Tellabs’ management team as COO?
Mr. Schofield will serve as vice chairman of Tellabs’ board of directors. He will also head the access business for the combined company until such time as a new head of this business is appointed. It is essentially Tellabs’ decision as to the role of AFC management in the combined company, and the elimination of this particular position is consistent with Tellabs’ desire to minimize multiple layers of management.

6.	What members of AFC management will be a part of the combined organization?
As announced in the press release, John Schofield will serve as vice chairman of Tellabs’ board of directors. We anticipate that some other members of the AFC executive team will assume senior positions in the combined organization; however, we do not expect these appointments to be finalized until after close. Of course, all of our team will be working closely with the Tellabs team to ensure a smooth transition to a combined organization.

7.	Will there be any cost-cutting measures and/or layoffs?
As we have stated earlier, there will be some positions eliminated, specifically in the area of duplicate positions related to public company costs. With that said, our employees bring new and different skills to Tellabs that address different market and customer needs. Furthermore, we would expect to align our organization to most efficiently meet our business requirements. The transition issues are still being worked out and we will communicate more as these decisions are finalized.

8.	Could AFC have made it on its own without the scale and resources of Tellabs?
We continue to believe in the long-term prospects for AFC’s business. However, we also feel that both Tellabs’ and AFC’s businesses will be more effective together than either would be on its own. Together, we will have greater resources and a broader scope of solutions to offer our customers, enabling us to more effectively compete in today’s marketplace.

9.	What’s going to happen with our sabbatical program?
This area has substantially improved for our employees. Employees who are eligible in 2004, or will become eligible in 2005, will get to take their sabbatical, provided they take their sabbatical within 12 months of eligibility. All other employees will be paid out a pro-rated benefit based on the date of close. The payout will occur during the last pay period, which is Dec. 31st.

10.	Is anything changing with AFC’s benefits package?
Nothing has changed in this area. We will maintain the existing AFC health and welfare benefits through December 31, 2004. We will transition to the Tellabs’ plans beginning with the 2005 plan year. The same is true for the 401k plan and most other ancillary benefits. Additional details will be provided in the coming weeks.

11.	Will there be a restructuring/realignment of AFC departments and staff? At this point in time, we don’t have a clear, or final, picture of how AFC will be organized as a part of Tellabs.

12.	What is AFC going to do to retain people as we go through this challenging time? We are currently looking at various options for a retention program.

13.	What will be the career opportunities...will they be increased or diminished?
Given that we will be a much larger company, we believe career opportunities will be increased. Krish Prabhu, Tellabs’ president and CEO, has stated that internal employees will be considered for open positions first. There will always be career opportunities for solid performers who continuously update and improve their skills and whose skill sets align with open positions.

14.	Is there an updated calculator for my stock options available? Yes, we have updated the options calculator on AccessInfo, reflecting the new terms of the deal.

# # #